Exhibit 99.1

Cresco Labs Announces Board Director Sidney Dillard’s Resignation

CHICAGO – October 24, 2022 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or the “Company”), a vertically integrated multistate operator and the No. 1 U.S. wholesaler of branded cannabis products, today announced that board director Sidney Dillard has tendered her resignation. Ms. Dillard has accepted a board position at a large national health insurance provider and is resigning from her Cresco Lab’s board position to avoid any potential regulatory conflicts.

“We are disappointed to see Sidney go, but we wish her the best in her new endeavor. I know she will be the same trusted advisor, independent voice, and driver of evolution in her new role,” said Charles Bachtell, Cresco Labs CEO and Co-founder. “Sidney’s depth of experience and professionalism has set the bar high, but we’ve begun searching for a new independent board member who will add to our board’s diversity of experience and knowledge.”

Ms. Sidney Dillard added, “I’d like to thank Cresco for the wonderful experience of working with an incredible team and a true industry leader focused on developing a diverse, responsible, respectable, and robust cannabis industry. I’m confident they will have continued success, and I look forward to watching from the sideline as they achieve their goals and mission. Unfortunately, today’s federal legal structure can force experienced professionals needed to shape the future of this industry to make difficult choices – I am hopeful that this will be addressed in the near future.”

Dillard’s resignation is effective immediately.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

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Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Megan Kulick, Cresco Labs

Senior Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com